Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

December 19, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank A. Buda

Re:	Advantage Funds, Inc.
(File Nos.: 33-51061 and 811-07123)

Ladies and Gentlemen:

On behalf of the above referenced registrant (the "Company"), on or about December 28, 2018 the Company plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 151 (the "Amendment") to its Registration Statement on Form N-1A (the "Registration Statement"). The Amendment will relate to Post-Effective Amendment No. 150 (the "485(a) Amendment") to the Registration Statement that was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on October 24, 2018 in order to make certain changes to the policy of Dreyfus Opportunistic Midcap Value Fund (the "Fund"), a series of the Registrant, with respect to the investment of 80% of the Fund's net assets (the "80% Policy").

The Amendment is being filed in order to respond to comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned and Kim Kaufman of this office by Frank A. Buda of the Staff via telephone on November 19, 2018 and to complete previously incomplete portions of the filing, including updating financial information, to make certain other non-material revisions and to file exhibits. The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions filed as part of the 485(a) Amendment.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the 485(a) Amendment.

Prospectus

Fund Summary—Fees and Expenses

1.	Staff Comment: Please provide a completed fee table and expense example to the Staff at least five days before the Fund goes effective.

Response: The fee table and expense example to be included in the Amendment are as follows:

Shareholder Fees (fees paid directly from your investment)
	Class A	Class C	Class I	Class Y
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75	none	none	none
Maximum deferred sales charge (load) (as a percentage of lower of purchase or sale price)	none*	1.00	none	none

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Class I	Class Y
Management fees	.75	.75	.75	.75
Distribution (12b-1) fees	none	.75	none	none
Other expenses (including shareholder services fees)	.41	.41	.14	.04
Total annual fund operating expenses	1.16	1.91	.89	.79
_______________________________

* Class A shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a deferred sales charge of 1.00% if redeemed within one year.

Example

The Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. The one-year example and the first year of the three-years example are based on net operating expenses, which reflect the expense limitation agreement by The Dreyfus Corporation. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A	$686	$922	$1,177	$1,903
Class C	$294	$600	$1,032	$2,233
Class I	$91	$284	$493	$1,096
Class Y	$81	$252	$439	$978

You would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years	5 Years	10 Years
Class A	$686	$922	$1,177	$1,903
Class C	$194	$600	$1,032	$2,233
Class I	$91	$284	$493	$1,096
Class Y	$81	$252	$439	$978

Fund Summary—Principal Investment Strategy

2.	Staff Comment: The third and fourth sentences of the second paragraph of Principal Investment Strategy states: "The opportunistic value style attempts to benefit from valuation inefficiencies and underappreciated fundamental prospects present in the marketplace. To do this, the portfolio managers use mid-cycle estimates, growth prospects, the identification of a revaluation catalyst and competitive advantages as some of the factors in the valuation assessment." (emphasis added) Please revise this sentence to more clearly explain how the portfolio seek to realize the Portfolio's investment objective.

Response: The fourth sentence of the second paragraph of Principal Investment Strategy will be revised in the Amendment as follows: "Mid-cycle estimates, growth prospects and identification of competitive advantages are used to calculate a stock's intrinsic value. The strategy invests in stocks priced in the market at a discount to intrinsic value which have a catalyst present to enable higher revaluation."

Fund Summary—Principal Risks

3.	Staff Comment: Market Sector Risk states that "[t]he fund may significantly overweight or underweight certain companies, industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those companies, industries or sectors.." If the Fund currently is or expects to concentrate or be significantly weighted in any industry or group of industries, please disclose the strategy in Principal Investment Strategy and Fund Details—Goal and Approach, and also add appropriate risk disclosure.

Response: Fund management has confirmed that the Fund's portfolio currently is not concentrated, nor is there any current intention to concentrate, in any industry or group of industries.

4.	Staff Comment: Please add risk disclosure which reflects that the fund is actively managed and subject to the risk that the market does not behave as the manager expects or that management's judgment is wrong.

Response: The following risk has been added to Principal Risks: "Management risk. The investment process used by the fund's portfolio managers could fail to achieve the fund's investment goal and cause your fund investment to lose value."

5.	Staff Comment: The Portfolio's principal risks include "Portfolio turnover risk." If the Portfolio will be principally engaging in active and frequent trading, please add applicable disclosure to Principal Investment Strategy.

Response: The following has been added as the last two sentences of the first paragraph in Principal Investment Strategies: "The fund typically sells a stock when, in the portfolio managers' view, it approaches intrinsic value, a significant deterioration of fundamental expectations develops, the catalyst becomes impaired based on subsequent events or a better risk/reward opportunity is presented in the marketplace. In addition, at times, the fund may engage in active and frequent trading, which will increase portfolio turnover."

Fund Details—Goal and Approach

6.	Staff Comment: The sixth sentence of the first paragraph of Goal and Approach states: "The fund invests principally in common stocks, but its stock investments also may include preferred stocks and convertible securities, including those purchased in initial public offerings (IPOs) or shortly thereafter." (emphasis added) Convertible securities must be in the money at the time of purchase in order to be considered "equity" for purposes of the fund's 80% Policy. Please revise this disclosure as appropriate.

Response: The Registrant has added to the Statement of Additional Information disclosure that a convertible security is only counted as an equity security for purposes of the 80% policy if the convertible security is "in the money" at the time of investment.

Fund Details—Investment Risks

7.	Staff Comment: The last risk disclosed is entitled Other potential risks, but describes the risk of reduced benefit of market upswings if the fund invests some or all fund assets in U.S. Treasury securities and money market securities or holds cash for temporary defensive purposes. Please revise the title to reflect that it is the risk of this defensive strategy. If this risk responds to a particular defensive strategy requiring disclosure, please add the relevant disclosure to Fund Details—Goal and Approach.

Response: The referenced risk factor will be re-titled "Temporary investment risk." Fund management has confirmed that this risk does not respond to a particular defensive strategy requiring disclosure.

8.	Staff Comment: On page 17, the prospectus states: "[b]efore selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

•	if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares or until the fund receives verification of clearance of the funds used to purchase such shares

•	the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares or until the fund receives verification of clearance of the funds used to purchase such shares"

If accurate, please add to the end of each clause, "whichever is less."

Response: In the Amendment, "whichever is earlier" will be added to the end of each clause.

Statement of Additional Information

9.	Staff Comment: The Statement of Additional Information ("SAI") was reviewed generally only as applicable to the Fund. Please update all information in the SAI required to be updated by Form N-1A in particular as it relates to the Fund.

Response: The requested revisions will be made in the Amendment.

10.	Staff Comment: The second paragraph on the cover page states: "The most recent annual report and semi-annual report to shareholders for each fund are separate documents supplied with this SAI, and the financial statements, accompanying notes and report of the independent registered public accounting firm appearing in the annual report are incorporated by reference into this SAI." As the referenced financial statements are incorporated by reference, please include a consent of the independent registered public accounting firm for the funds as an exhibit to the Amendment (see Section 7(a)(1) of the Securities Act and Rule 439 under the Securities Act).

Response: While there are numerous funds discussed in the SAI, the Amendment (and therefore the SAI included therein) will only be filed for the Fund. Therefore, a consent of the Fund's independent registered public accounting firm relating to incorporation of the Fund's financial statements, accompanying notes and report of the independent registered public accountant of the Fund will be included as an exhibit to the Amendment.

* * * * *

We hope the Staff finds that this letter is responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3722.

Very truly yours,

/s/ Robert Spiro

Robert Spiro

cc:	David Stephens James Bitetto